SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)1

                              UNITED CAPITAL CORP.
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                   909912 10 7
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 5, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

              Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 909912 10 7             13D                  Page 2 of 6  Pages
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     1             NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              A. F. PETROCELLI
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     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
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     3             SEC USE ONLY
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     4             SOURCE OF FUNDS*
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     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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     6             CITIZENSHIP OR PLACE OR ORGANIZATION
                            U.S.A.
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 NUMBER OF            7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                       3,076,178**
  OWNED BY         -------------------------------------------------------------
    EACH              8         SHARED VOTING POWER
 REPORTING
PERSON WITH                              -0-
                   -------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                   3,076,178**
                   -------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                         -0-
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     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            3,076,178**
--------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              57.9%
--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON*

                            IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes presently exercisable options to purchase an aggregate of 298,254 shares of Common Stock.

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CUSIP No. 909912 10 7             13D                  Page 3 of 6  Pages
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     1             NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             BEVERLY PETROCELLI
--------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3             SEC USE ONLY
--------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
--------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE OR ORGANIZATION

                            U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF            7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             500,000
  OWNED BY         -------------------------------------------------------------
    EACH              8        SHARED VOTING POWER
 REPORTING
PERSON WITH                             -0-
                   -------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                         500,000
                   -------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            500,000
--------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              10.0%
--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON*

                            IN
================================================================================

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CUSIP No. 909912 10 7             13D                  Page 4 of 6  Pages
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                                  SCHEDULE 13D

                                (AMENDMENT NO. 5)

                                 RELATING TO THE

                          COMMON STOCK, $.10 PAR VALUE

                                       OF

                              UNITED CAPITAL CORP.


         This Amendment No. 5 amends the Schedule 13D dated January 20, 1994, (the "Schedule 13D"), filed by A.F. Petrocelli ("Mr. Petrocelli") and his wife, Beverly Petrocelli ("Mrs. Petrocelli"). This Amendment No. 5 reflects (i) the gifting by Mr. Petrocelli of 51,000 shares of Common Stock, $.10 par value (the "Common Stock") of United Capital Corp. (the "Issuer") in December 1998, (ii) the gifting by Mr. Petrocelli of 20,600 shares of Common Stock of the Issuer in May 1999, (iii) the sale of 25,000 shares of Common Stock of the Issuer and the exercise of options to purchase 25,000 shares of Common Stock by Mr. Petrocelli and (iv) the fact that options to purchase an aggregate of 174,127 shares of Common Stock granted to Mr. Petrocelli in June 1997 and June 1998 are now exercisable. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. The items specified below are hereby amended and supplemented as specified herein.
         Item 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:


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CUSIP No. 909912 10 7             13D                  Page 5 of 6  Pages
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         On  December  18, 1998 Mr.  Petrocelli  gifted an  aggregate  of 51,000 shares to his adult children,  grandchildren and one other individual.
         On May 5, 1999, Mr. Petrocelli gifted 20,600 shares of Common Stock to a grandchild.
         On May 27, 1999, Mr. Petrocelli sold 25,000 shares of Common Stock for $20.00 per share and on June 9, 1999, Mr. Petrocelli exercised options to purchase 25,000 shares at an exercise price of $5.00 per share.
         On June 9, 1999, options to purchase 100,000 shares of Common Stock held by Mr. Petrocelli became exercisable.
         On June 18, 1999, options to purchase 74,127 shares of Common Stock held by Mr. Petrocelli will become exercisable.
         As a result of these transactions Mr. Petrocelli is the direct beneficial owner of 3,076,178 shares of Common Stock including presently exercisable options to purchase 298,254 shares of Common Stock, representing approximately 57.9% of the outstanding Common Stock of the Issuer. Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported in its Definitive Proxy Statement dated May 6, 1999. Such amount does not include shares held by Mrs. Petrocelli and the adult children and grandchildren of Mr. Petrocelli. Mrs. Petrocelli is the direct beneficial owner of 500,000 shares of Common Stock representing approximately 10.0% of the outstanding Common Stock of the Issuer. Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported in its Definitive Proxy Statement dated May

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CUSIP No. 909912 10 7             13D                  Page 6 of 6  Pages
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6, 1999.  Such  amount does not include  shares held by Mr.  Petrocelli  and the adult children or grandchildren of Mrs. Petrocelli.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 16, 1999


                                        /S/ A.F. PETROCELLI
                                        ----------------------------------------
                                        A.F. Petrocelli



                                        /S/ BEVERLY PETROCELLI
                                        ----------------------------------------
                                        Beverly Petrocelli